Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

New Gold Inc. (the “Company”)

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 2:

Date of Material Change

January 16, 2007.

Item 3

:

News Release

The news release was dated January 16, 2007 and was released to The Toronto Stock Exchange and through various other approved public media and was SEDAR filed with all relevant securities commissions in Canada.

Item 4

:

Summary of Material Change

A summary of the material change is as follows:

The Company has filed an application with the Ministry of Energy, Mines and Petroleum Resources of British Columbia, for a Permit to develop its New Afton Copper-Gold Project.

Item 5

:

Full Description of Material Change

The Company has filed an application with the Ministry of Energy, Mines and Petroleum Resources of British Columbia, for a Permit to develop its New Afton Copper-Gold Project. This application is made under the Mines Act (BC), and is for the approval of both the Mine Plan and Reclamation Program.  The Mines Act review and approval process is administered through the multi-agency South-Central Mine Development Review Committee (“SCMDRC”) which is responsible for coordinating the permitting requirements of its member agencies. The application will be reviewed by these agencies.  In addition, presentations will be made to the local First Nations, and to the public. At the conclusion of a 60-day review period, the SCMDRC will prepare a recommendation report which is submitted to the Chief Inspector of Mines for a permit decision.  Any additional permits which are required as project construction moves forward will be applied for as necessary.

Item 6

:

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

:

Omitted Information

No information has been intentionally omitted from this form.

Item 8

:

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address:

Christopher J. Bradbrook

President & Chief Executive Officer

New Gold Inc.

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 9:

Date of Report

This report is dated January 17, 2007.